SD 7-28-04

04016680

VF 7-28-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52096

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SONIC TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

67 Wall Street, 21st Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daryl Denson (212) 905-7600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUL 29 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 Third Avenue, 16th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

RECD S.E.C.
MAR 01 2004
535

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daryl Denson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sonic Trading, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLARIBEL LEPIANI
Notary Public, State of New York
No. 01LE6078190
Qualified in New York County
Commission Expires July 28, 2006
February 24 2004

Claribel Lepiani
Notary Public

Signature
Vice President-Operations
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SONIC TRADING LLC

STATEMENT OF FINANCIAL CONDITION

For the Year Ended December 31, 2003

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Member of
Sonic Trading LLC

We have audited the accompanying statement of financial condition of Sonic Trading LLC (the "Company") as of December 31, 2003 that you are filing, pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sonic Trading LLC as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

February 5, 2004

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001
Woodbury New York Greenwich Grand Cayman Riverhead
www.mkllp.com

SONIC TRADING LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash and cash equivalents	$ 18,364	
Deposit with clearing broker	25,792	
TOTAL ASSETS		$ 44,156

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Due to Parent	$ 30,000
MEMBER'S EQUITY	14,156
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 44,156

The accompanying notes are an integral part of this financial statement.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business
Sonic Trading LLC, (the "Company"), a Florida Limited Liability Company ("LLC"), is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is wholly-owned by Sonic Trading Management, LLC (the "Parent"). The Company was formed in 1999 and obtained NASD membership in May 2000.

The Company and does not carry security accounts for customers and does not perform custodial functions relating to customer securities. Pursuant to the Company's NASD membership agreement, the Company may engage in the following activities: a) Broker or dealer retailing corporate equity securities over-the-counter; and b) Non-exchange member arranging for transactions in listed securities by exchange member.

Cash and Cash Equivalents
The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Income Taxes
The Company, a Florida LLC files consolidated Federal, State and local tax returns with its Parent. The members of an LLC are taxed on their proportionate share of the Company's Federal and State taxable income. Accordingly, liability for Federal or State income taxes has been included in the financial statements. The New York City Unincorporated Business Tax is calculated as if the Company filed on a separate return basis.

Use of Estimates in the Financial Statements
The preparation of the financial statements in conformity with accounting principles generally in the United States of America requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company's net capital amounted to $14,156, which was $9,156 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.12 to 1.

NOTE 3 - Related Party Transactions

The Company has a license and expense agreement with the Parent. The agreement provides that the Parent is to license certain proprietary software to the Company and provide support, staffing, other management services and office facilities. The agreement further provides that the Parent will provide the services at no cost to the Company while the Company does not engage in certain activities as defined therein. Once the Company becomes active the agreement will be amended to specify the consideration to be paid to the Parent for the services to be provided.